TDC rated BBB+ with Stable Outlook

COPENHAGEN, Denmark, March 14, 2003 (PRIMEZONE) -- TDC's (NYSE:TLD) credit rating has been changed by Standard & Poor's. TDC has received a BBB+ rating for its long term rating with a stable outlook compared with A- with negative outlook until today. Standard & Poor's affirmed the A-2 rating for TDC's short term corporate credit rating.Standard & Poor's states, among other things, that "the action on the long-term ratings follows the revision by TDC of its guidance and outlook for 2003, which reflects a deterioration beyond previous expectations of the group's core domestic landline operation" and that "TDC's domestic landline operation is being affected by fierce competition, tough regulation, fixed-to-mobile substitution, and a poor economic environment."

TDC issued an Outlook for 2003 for TDC Group as well as TDC Solutions, the Danish landline operation, on February 26, 2003. The TDC Group 2003 Outlook for net revenues is DKK 52.6bn, up 2.8% compared with 2002 and for EBITDA the 2003 Outlook is DKK 14.8bn, up 3.4%. For TDC Solutions the 2003 Outlook for net revenues is DKK 19.5bn, up 0.5% and for EBITDA the 2003 Outlook is DKK 5.7bn, a reduction of 1.4% compared with 2002.

"TDC's net debt at the beginning of 2002 was DKK 34.6bn. Due to a significant improvement in cash flow, the net debt by the end of 2002 was DKK 25.6bn. Even after the recent acquisition of the minority shares in TDC Switzerland, the net debt does not exceed the level from the beginning of 2002. We are also pleased that the performance of TDC Switzerland has been able to compensate for the recent weakening in the Danish landline business," said Hans Munk Nielsen, CFO of the TDC Group.

Contact: TDC
         Investor Relations
         +45 3343 7680.
         www.tdc.com